UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SEQUANS COMMUNICATIONS S.A.

(Name of Subject Company)

SEQUANS COMMUNICATIONS S.A.

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing four (4) Ordinary Shares.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2023 (as amended and supplemented on October 4, 2023, October 5, 2023 and October 20, 2023 and as may be further amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (together with amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on September 11, 2023, by Parent and Purchaser (as amended and supplemented on October 4, 2023, October 5, 2023 and October 20, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The third paragraph on pages 2-3 under the heading “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” is revised to read as follows:

The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on October ~~6~~23, 2023, is being extended until one minute after 11:59 p.m., New York City time, on ~~October 23~~ November 6, 2023 (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Memorandum of Understanding, the “Expiration Date”). On October ~~5~~20, 2023, Parent and the Company issued a joint press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(~~L~~M) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(M)	Joint press release issued by Renesas Electronics Corporation and Sequans Communications S.A. on October 20, 2023 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 3 to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on October 20, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUANS COMMUNICATIONS S.A.

Dated: October 20, 2023	By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

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